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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003886

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2002

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Roan-Meyers Associates, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Meyers (212) 742-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/22/02

SEC 1410 (3-91) 2A

OATH OR AFFIRMATION

I, Bruce Meyers ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ Roan-Meyers Associates, LP ________________,as of December 31 ________, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

TAMMY P. TRUONG
NOTARY PUBLIC STATE OF NEW YORK
REG. NO. 01TR6025198
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES MAY 24, 2003

Signature

Managing Partner

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Partners of
Roan - Meyers Associates, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Roan - Meyers Associates, L.P. as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Roan - Meyers Associates, L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the statement of financial condition, the Partnership has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

BDO Seidman, LLP

February 14, 2002

Roan - Meyers Associates, L.P.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$ 83,089**
Deposits held as collateral with clearing brokers (Note 2)	**528,479**
Due from clearing brokers (Note 2)	**250,374**
Securities owned, at market - common stock (Note 2)	**33,557**
Advances to employees	**271,565**
Loans receivable, net of allowance of $419,371	**222,040**
Furniture and equipment, net of $462,958 accumulated depreciation (Note 7)	**71,471**
Other assets	**457,369**
	$1,917,944
Liabilities and Partners' Capital	
Liabilities:	
Commissions and bonuses payable	**$ 167,925**
Accrued expenses and other liabilities	**327,610**
Loan payable to partner (Note 3)	**74,300**
Total liabilities	**569,835**
Commitments and contingencies (Notes 1, 5, 6 and 9)	
Partners' capital	**1,348,109**
	$1,917,944

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Roan - Meyers Associates, L.P.

Summary of Business and Significant Accounting Policies

Business

Roan - Meyers Associates, L.P. ("Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange and the National Association of Securities Dealers.

The Partnership has an agreement ("Agreement") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Securities not readily marketable are normally valued at cost unless there has been a significant change in current operating performance. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Partnership.

Roan - Meyers Associates, L.P.

Summary of Business and Significant Accounting Policies

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and state income taxes as a separate entity. There is a provision for local income taxes presented in the accompanying statement of financial condition since the Partnership is subject to local unincorporated business taxes. In addition, the partners are required to report their respective shares of partnership income (loss) in their individual income tax returns.

Cash Equivalents

The Partnership considers cash equivalents as highly liquid investments purchased with original maturities of three months or less, and consist primarily of money market funds.

Advances to Employees

The Partnership has made certain employees advances that will be forgiven providing the employee satisfies the terms of their employment agreement.

Furniture and Equipment

Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives.

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Going Concern

The accompanying statement of financial condition has been prepared assuming that the Partnership will continue as a going concern. The Partnership has incurred a loss of $2,076,776. The Partnership is pursuing sources of additional capital and there can be no assurance that any such capital will be available to the Partnership. Any inability to obtain additional capital will have a material adverse effect on the Partnership, including possibly requiring the Partnership to significantly curtail or cease operations.

These factors raise substantial doubt about the ability of the Partnership to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

2. Clearing Agreement

The Partnership has Agreements with two brokerage firms to carry its account as a customer of the clearing firms and the accounts of its customers' account. The brokers have custody of the Partnership's securities and, from time to time, cash balances which may be due from these brokers.

These securities and cash positions serve as collateral for any amounts due to brokers or for securities sold short or purchased on margin as well as collateral against losses due to nonperformance.

Pursuant to the Agreements, the Partnership is required to have cash or security deposits aggregating $530,000. At December 31, 2001, deposits held as collateral amounted to $528,479.

3. Related Party Transaction

The Partnership has a noninterest-bearing loan payable to an officer and majority shareholder of the Partnership in the amount of $74,300.

4. Profit Sharing Plan

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. There are no matching contributions by the Partnership.

5. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2001, the Partnership had regulatory net capital of $320,377 and a minimum regulatory net capital requirement of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.78 to 1.

6. Commitments and Contingencies

Litigation

The Partnership is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. Several of these actions, including certain arbitrations, claim unspecified damages which could be material to the financial statements taken as a whole. The Partnership is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Partnership's financial condition.

Customer Transactions

In the normal course of business, the Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Operating Leases

The Partnership leases its New York and Florida office space under noncancellable lease agreements expiring 2002 and 2007, respectively. Certain lease agreements contain escalation provisions. Net approximate minimum rental payments attributable to operating lease agreements are as follows:

Fiscal	Minimum rental payments
2002	$353,000
2003	89,000
2004	92,000
2005	95,000
2006	70,000
Thereafter	7,000
	$706,000

7. Financial Instruments and Credit Risk

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker - dealers, banks and other financial institutions. If these transactions do not settle because of failure to perform by either a customer or a counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Partnership's risk is normally limited to the differences in the market values of the securities.

8. Furniture and Equipment

Furniture and equipment at December 31, 2001 consisted of:

	Estimated useful lives	Amount
Furniture	5 years	$229,945
Equipment	5 years	304,484
		534,429
Less: Accumulated depreciation		462,958
		$ 71,471

9. Employment Agreement

An officer of the Partnership has a three-year employment agreement expiring December 31, 2003, under which he is to receive an annual salary of $100,000. As of December 31, 2000, the officer had approximately $590,000 of salary in accrued expenses, and was owed an additional $100,000 in the current year that he has elected to forgo the entire amount which was recorded as a capital contribution for the year ended December 31, 2001.

Roan - Meyers Associates, L.P.

Independent Auditors' Report on Internal Control Required By Securities and Exchange Commission Rule 17a-5

December 31, 2001

Roan - Meyers Associates, L.P.

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


MAR 1 2002

SEC FILE NUMBER
8-46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Roan-Meyers Associates, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Meyers (212) 742-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roan-Meyers Associates, LP, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY P. TRUONG
NOTARY PUBLIC STATE OF NEW YORK
REG. NO. 01TR6025198
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES MAY 24, 2003



Signature

Managing Partner

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Partners of
Roan - Meyers Associates, L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Roan - Meyers Associates, L.P. ("Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 14, 2002